December 21, 2020

Filed via EDGAR

Ms. Alison White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Templeton Emerging Markets Fund (the “Fund”)

            (File No.  811-04985)

Dear Ms. White:

On behalf of the Fund, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided via telephone to Kristin H. Ives of Stradley Ronon Stevens &Young, LLP, counsel to the Fund, with regard to the preliminary proxy statement for the Fund’s 2021 Annual Shareholders Meeting (the “Preliminary Proxy Statement”), which was filed with the Commission on December 7, 2020 under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”).  The Staff’s comments are summarized below, followed by the Fund’s responses thereto.  Terms not defined herein have the meaning set forth for that term in the Preliminary Proxy Statement.

Comment No. 1: Please confirm that holding a virtual shareholders meeting, if necessary, is consistent with applicable state law and the Fund’s charter documents with cites to applicable state law and charter document provisions.

Response: The Fund confirms that holding a virtual shareholder meeting is consistent with both applicable state law and the Fund’s charter documents.  The Fund is organized as a Delaware statutory trust.  Section 3806(f) of the Delaware Statutory Trust Act (“DSTA”) explicitly permits virtual shareholder meetings and provides as follows:

Unless otherwise provided in the governing instrument of a statutory trust, meetings of beneficial owners may be held by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this subsection shall constitute presence in person at the meeting. [emphasis added]

Since the DSTA’s default position is that a virtual shareholder meeting is permitted unless the governing instrument provides otherwise, the DSTA does not require the charter documents to provide explicitly for a virtual shareholder meeting.  However, while the Fund’s Agreement and Declaration of Trust is silent on the ability to hold a virtual shareholder meeting, the Fund’s Amended By-laws have the following provisions that provide additional authority for holding a virtual shareholder meeting:

Article II, Section 1.  PLACE OF MEETINGS.  Meetings of Shareholders shall be held at any place within or outside the State of Delaware designated by the Board or determined in the manner approved by the Board.  In the absence of any such designation by the Board, Shareholders' meetings shall be held at the offices of the Trust.   Meetings of Shareholders may also be held by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such a meeting shall constitute presence in person at the meeting.

Article II, Section 3.  NOTICE OF SHAREHOLDERS' MEETING.  Notice of any meeting of Shareholders shall be given to each Shareholder entitled to vote at such meeting in accordance with Section 4 of this Article II not less than ten (10) nor more than one hundred twenty (120) days before the date of the meeting.  The notice shall specify (i) the place (or in lieu of a place, the means of conference telephone or other communications equipment by which Shareholders may be deemed to be present in person and vote at such meeting), date and hour of the meeting, and (ii) in the case of a special meeting or to the extent required by the 1940 Act, in the case of an annual meeting, the purpose or purposes thereof.  The notice of any meeting at which Trustees are to be elected also shall include the name of any nominee or nominees who are intended to be presented for election.

Article II, Section 5.  ADJOURNED MEETING; NOTICE.  Any Shareholders' meeting, whether or not a quorum is present, may be adjourned from time to time for any reason whatsoever by vote of the holders of Shares entitled to vote holding not less than a majority of the Shares present in person or by proxy at the meeting, or by the chairperson of the Board, the president of the Trust, in the absence of the chairperson of the Board, or any vice president or other authorized officer of the Trust, in the absence of the president.  Any adjournment may be made with respect to any business which might have been transacted at such meeting and any adjournment will not delay or otherwise affect the effectiveness and validity of any business transacted at the Shareholders' meeting prior to adjournment.

When any Shareholders’ meeting is adjourned to another time or place (or in lieu of a place, the means of conference telephone or other communications equipment by which Shareholders may be deemed to be present in person and vote at such meeting), notice need not be given of the adjourned meeting if the time and place thereof (or in lieu of a place, the teleconference or other communications equipment alternative) are announced at the meeting at which the adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting, or unless the adjournment is for more than one hundred twenty (120) days after the date of the original meeting, in which case, notice shall be given to each Shareholder of record entitled to vote at the adjourned meeting in accordance with the provisions of Section 3 and 4 of this Article II.  At any adjourned meeting, any business may be transacted that might have been transacted at the original meeting.

 [emphasis added]

Comment No. 2: Under Proposal 1 on page 2 of the Preliminary Proxy Statement, the Preliminary Proxy Statement states: “[t]he Nominating Committee has not adopted any specific policy on the issue of diversity, but will take this into account, among other factors, in its consideration of new candidates to the Board.”  Please clarify what is meant by “but will take this into account” and confirm, if accurate, that any diversity considerations would only apply to new directors and not to existing ones.  If this statement is inaccurate, please revise to address.

Response: The disclosure has been revised to read as follows, in response to the Staff’s comment: “The Nominating Committee has not adopted any specific policy on the issue of diversity, but will consider diversity among other factors such as experience, education and skill sets, in its consideration of new candidates to the Board.”  The Fund confirms that any diversity considerations would only apply to new trustee candidates, as disclosed in the Preliminary Proxy Statement.

Comments No. 3: On page 9 of the Preliminary Proxy Statement, under the discussion of Trustee compensation, please confirm that no officers of the Funds were paid in excess of $60,000 by the Fund for the most recently completed fiscal year.  In the alternative, provide the information required by Item 22(b)(13) of Schedule 14A with respect to officer compensation.

Response: The Fund confirms that no officer of the Fund was paid in excess of $60,000 by the Fund for the most recently completed fiscal year.

Comment No. 4: Under Proposal 2 on page 11, please define “FT”.

Response: The disclosure under Proposal 2 has been revised to include a definition for “FT.”

Comment No. 5: Under Proposal 2, on page 11, please provide TAML’s rate of compensation under its Investment Management Agreement.

Response: Such disclosure has been added.

Comment No. 6: Under Proposal 2, on page 14 under the heading “What fees were paid by the Fund to affiliates of TAML and FTIML during the most recent fiscal year?”, there is a cross reference to “ADDITIONAL INFORMATION ABOUT THE FUND.”  In that latter section of the Preliminary Proxy Statement, the Preliminary Proxy Statement states: [t]he Investment Manager paid FT Services administrative fees of $390,737 during the Fund’s most recently completed fiscal year for services provided to the Fund.”  Please confirm that this statement is what the Fund intended with the above cited cross reference.  Alternatively, consider removing the above cited cross reference and move the disclosure regarding fees paid to FT Services to page 14.

Response: The Fund confirms that the disclosure of fees paid to FT Services for the prior fiscal year was what was intended by the above cited cross reference.

Comment No. 7: On page 19 under Method of Tabulation, please provide disclosure of what a “plurality” means.  For example, disclose that if a nominee gets only one vote, she/she will be elected.

Response: The disclosure has been amended to read as follows: “This means that the Trustee nominees receiving the largest number of votes will be elected to fill the available positions, and a nominee may be elected even if he or she received the affirmative vote of less than a majority of the outstanding shares of the Trust voting.”

Please do not hesitate to contact Kristin H. Ives at (215) 564-8037 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/LORI A. WEBER

Lori A. Weber

Vice President and Secretary

Templeton Emerging Markets Fund

cc: Brian Lawrence

      Kristin H. Ives